Exhibit 99.1

YY INC. ANNOUNCES WITHDRAWAL OF PROPOSED OFFERING OF CONVERTIBLE NOTES

GUANGZHOU, CHINA – November 18, 2013: YY Inc. (NASDAQ: YY), a revolutionary rich communication social platform (“YY” or the “Company”), today announced  that it has decided to withdraw its previously announced proposed offering of US$250 million in aggregate principal amount of convertible notes due 2018.

This press release is for informational purposes only and shall not constitute an offer to sell or a solicitation of an offer to purchase any of the notes or any other securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

About YY Inc.

YY Inc. is a revolutionary rich communication social platform that engages users in real-time online group activities through voice, text and video. Launched in July 2008, YY Client, the Company’s core product, empowers users to create and organize groups of varying sizes to discover and participate in a wide range of online activities, including online games, karaoke, music concerts, education, live shows and conference calls.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as YY’s strategic and operational plans, contain forward-looking statements. YY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about YY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: YY’s goals and strategies; YY’s future business development, results of operations and financial condition; the expected growth of the online communication social platform market in China; the expectation regarding the rate at which to gain registered user accounts, active users, especially paying users; YY’s ability to monetize the user base; YY’s ability to continue attracting advertisers and offering popular online games; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in YY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and YY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

YY Inc.

Anna Yu
Tel: (+86) 2029162000
Email:IR@YY.com

ICR, Inc.

Jeremy Peruski
Tel: +1 (646) 915-1611
Email:IR@YY.com